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                             April 27, 2023

       Monica Vinay
       Interim Chief Financial Officer
       MYERS INDUSTRIES INC
       1293 S. Main Street
       Akron, Ohio 44301

                                                        Re: MYERS INDUSTRIES
INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 3, 2023
                                                            Form 8-K Filed
March 1, 2023
                                                            File No. 001-08524

       Dear Monica Vinay:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed March 1, 2023

       Exhibit 99.1

   1. Please expand your presentation of your non-GAAP measures to include a presentation, with equal or greater
prominence, of the most directly comparable US GAAP measure as required by Item
10(e)(1)(i)(a) of Regulation S-K. In this regard, we note your inclusion of adjusted operating
income margin at the consolidated and segment levels and adjusted
                                                        EBITDA margin without
also presenting operating income margin (at the consolidated and segment levels) and
net income margin. Refer to the second and third bullets of
                                                        Question 102.10(a) of
the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures for
additional guidance.
   2.                                                   Please provide
reconciliations for adjusted EBITDA, adjusted income (loss) before taxes, adjusted net income
(loss), and adjusted earnings per diluted share from the most directly
 Monica Vinay
MYERS INDUSTRIES INC
April 27, 2023
Page 2
         comparable US GAAP measure as required by Item 10(e)(1)(i)(b) of Regulation S-K.
         Refer to Questions 103.02 and 104.03 of the Compliance and Disclosure Interpretations
         on Non-GAAP Financial Measures for additional guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355
with any questions.



                                                            Sincerely,
FirstName LastNameMonica Vinay
                                                            Division of
Corporation Finance
Comapany NameMYERS INDUSTRIES INC
                                                            Office of
Industrial Applications and
April 27, 2023 Page 2                                       Services
FirstName LastName